UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2016

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 October 2016

Release Number	24/16

BHP BILLITON OPERATIONAL REVIEW

FOR THE QUARTER ENDED 30 SEPTEMBER 2016

•	All production and unit cost guidance remains unchanged for the 2017 financial year, however guidance for Olympic Dam is under review following a state-wide power outage in South Australia.

•	Good progress continues on the Group’s capital-efficient latent capacity options with the ramp-up of the Spence Recovery Optimisation project and additional capacity at Jimblebar during the period, and first production from the Los Colorados Extension project anticipated late in the 2017 financial year.

•	All four major projects under development are tracking to plan.

•	In Petroleum, positive drilling results were reported following the discovery of oil in multiple horizons at the Caicos exploration well in the Gulf of Mexico.

•	We continue to optimise our portfolio of high-quality assets with the announced sale of 50 per cent of our interest in the undeveloped Scarborough area gas fields and completion of the IndoMet Coal and Navajo Coal divestments. We also entered into an agreement with the New South Wales Government to cease progression of the Caroona Coal project.

Production	Sep Q16	vs Sep Q15
Petroleum (MMboe)	55	(15%)	Deferral of development activity in Onshore US for value.
Copper (kt)	355	(6%)	Expected lower grades at Escondida and reduced volumes at Olympic Dam.
Iron ore(1) (Mt)	58	0%	Ramp-up of additional capacity at Jimblebar offset lower volumes at Yandi in Western Australia Iron Ore.
Metallurgical coal(1) (Mt)	11	1%	Increased productivity across all Queensland Coal mines more than offset the cessation of production at Crinum.
Energy coal(1) (Mt)	7	(4%)	Strong performance at Cerrejón partially offset by unfavourable weather at New South Wales Energy Coal.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Full year production and unit cost guidance remains unchanged. Safety and productivity continue to improve with our new operating model helping us identify and replicate best practice more quickly.

“We have seen early signs of markets rebalancing. Fundamentals suggest both oil and gas markets will improve over the next 12 to 18 months. Iron ore and metallurgical coal prices have been stronger than expected, although we continue to expect supply to grow more quickly than demand in the near term. Together, the combination of steadier markets, continued capital discipline, improved productivity and increased volumes in copper, iron ore and metallurgical coal should further support strong free cash flow generation this financial year.”

1

Summary

Operational performance

Production for the September 2016 quarter and 2017 financial year guidance are summarised in the table below. Production guidance for the 2017 financial year remains unchanged despite lower volumes across several commodities in the September 2016 quarter as anticipated, however guidance for Olympic Dam is under review following a state-wide power outage in South Australia.

		Sep Q16	Sep Q16
		vs	vs	FY17
Production	Sep Q16	Sep Q15	Jun Q16	guidance
Petroleum (MMboe)	55	(15%)	(3%)	200 - 210
Onshore US (MMboe)	21	(31%)	(11%)	77 - 83
Conventional (MMboe)	34	(2%)	3%	123 - 127
Copper (Mt)	355	(6%)	(14%)	1.66
Escondida (kt)	218	(6%)	(19%)	1,070
Other copper(i) (kt)	137	(7%)	(6%)	590
Iron ore(ii) (Mt)	58	0%	4%	228 - 237
WAIO (100% basis) (Mt)	67	(1%)	3%	265 - 275
Metallurgical coal(ii) (Mt)	11	1%	(9%)	44
Energy coal(ii) (Mt)	7	(4%)	9%	30

(i)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
(ii)	Excludes production from Samarco, New Mexico assets and Haju (IndoMet Coal).

Major development projects

At the end of the September 2016 quarter, BHP Billiton had four major projects under development in Petroleum, Copper and Potash, with a combined budget of US$6.9 billion over the life of the projects. All projects remain on time and on budget.

Corporate update

On 29 August 2016, a panel of four geotechnical specialists (Panel) published its findings into the immediate causes of the failure of the Fundão tailings dam at the iron ore operations of Samarco Mineração S.A (Samarco) in Minas Gerais, Brazil, on 5 November 2015. Vale S.A. (Vale), BHP Billiton Brasil LTDA (BHP Billiton Brasil) and Samarco jointly commissioned Cleary Gottlieb Steen & Hamilton LLP (Cleary Gottlieb) to investigate the immediate cause of the failure. To assist with the investigation, Cleary Gottlieb retained the Panel to advise on the technical aspects of the failure and to conduct testing and analysis. A full overview of the Panel’s findings, explanatory materials, detailed modeling, input data, a video and technical diagrams can be found at Fundaoinvestigation.com.

On 21 September 2016, BHP Billiton released its Economic contribution and payments to governments report which shows the Company’s total economic contribution globally in the 2016 financial year was US$26.7 billion. This includes US$3.7 billion globally in taxes, royalties and other payments to governments. The Company’s adjusted effective tax rate in the 2016 financial year was 35.8 per cent, demonstrating BHP Billiton pays its fair share of tax. When royalties are included, the rate is more than 58 per cent.

BHP Billiton Operational Review for the quarter ended 30 September 2016	2

Petroleum

Production

	Sep Q16	Sep Q16 vs Sep Q15	Sep Q16 vs Jun Q16
Crude oil, condensate and natural gas liquids (MMboe)	24.2	(21%)	(8%)
Natural gas (bcf)	182	(10%)	2%

Total petroleum production (MMboe)	54.5	(15%)	(3%)

Total petroleum production – Total petroleum production for the September 2016 quarter decreased by 15 per cent to 54.5 MMboe. Guidance for the 2017 financial year remains unchanged at between 200 and 210 MMboe, comprising Conventional volumes between 123 and 127 MMboe and Onshore US volumes between 77 and 83 MMboe.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production for the September 2016 quarter declined by 21 per cent to 24.2 MMboe.

Onshore US liquids volumes decreased by 38 per cent to 8.3 MMboe as a result of the continued reduction in activity in the Black Hawk and natural field decline in the Hawkville, which more than offset increased liquids production from the Permian.

Conventional liquids volumes decreased by eight per cent to 16.0 MMboe as an additional infill well at Mad Dog and higher production at North West Shelf partially offset natural field decline across the portfolio and planned maintenance at Atlantis.

Natural gas – Natural gas production for the September 2016 quarter declined by 10 per cent to 182 bcf.

The decline primarily reflects lower Onshore US gas volumes as a result of the decision to defer development activity for longer-term value and the successful divestment of our gas business in Pakistan on 31 December 2015. This was partially offset by increased LNG volumes at North West Shelf and higher demand at Bass Strait.

On 5 September 2016, BHP Billiton announced the sale of 50 per cent of its interest in the undeveloped Scarborough area gas fields. Under the proposed transaction, ExxonMobil will remain operator of Scarborough and operatorship of North Scarborough will transfer from BHP Billiton to Woodside. Completion of the sale is expected by the end of the 2016 calendar year.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO2 gas.	On schedule and budget. The overall project is 99% complete.
North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	314	CY19	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 16% complete.

Petroleum capital expenditure of approximately US$1.4 billion is planned in the 2017 financial year. This includes Conventional capital expenditure of US$0.8 billion which is focused on life extension projects at Bass Strait and North West Shelf. Onshore US capital expenditure is expected to be approximately US$0.6 billion with development activity tailored to market conditions.

BHP Billiton Operational Review for the quarter ended 30 September 2016	3

Onshore US development activity

Onshore US drilling and development expenditure for the September 2016 quarter was US$108 million. Our operated rig count declined from four to two during the September 2016 quarter as we continued to improve drilling efficiency and defer development activity to maximise value. As a result of the successful execution of our hedging pilot in June 2016, we elected to move forward the development of our Haynesville gas assets and mobilised one rig in October 2016.

September 2016 quarter		Liquids focused areas		Gas focused areas
(September 2015 quarter)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.0 (0.3)	0.1 (0.1)	0.0 (0.0)	0.0 (0.0)	0.1 (0.5)
Rig allocation	At period end	1 (5)	1 (2)	0 (0)	0 (0)	2 (7)
Net wells drilled and completed(ii)	Period total	1 (44)	11 (7)	0 (4)	1 (6)	13 (61)
Net productive wells	At period end	928 (882)	116 (83)	395 (411)	1,044 (1,080)	2,483 (2,456)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

Petroleum exploration

Exploration and appraisal wells drilled during the September 2016 quarter are summarised below.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
LeClerc-1	Trinidad & Tobago Block 5	Oil	65% (Operator)	21 May 2016	1,800 m	5,771 m	Hydrocarbons encountered; Plugged and abandoned
LeClerc-ST1	Trinidad & Tobago Block 5	Oil	100% (Operator)	6 July 2016	1,800 m	6,973 m	Hydrocarbons encountered; Plugged and abandoned
Caicos-1	Gulf of Mexico GC564	Oil	100% (Operator)	21 June 2016	1,288 m	9,198 m	Hydrocarbons encountered; Plugged and abandoned
Burrokeet-1	Trinidad & Tobago Block 23a	Oil	70% (Operator)	8 August 2016	1,923 m	3,337 m	Suspended, awaiting plugging and abandonment
Burrokeet-2	Trinidad & Tobago Block 23a	Oil	70% (Operator)	18 August 2016	1,923 m	5,545 m(i)	Drilling ahead

(i)	Well depth as at 30 September 2016; drilling still in progress.

During the September 2016 quarter, BHP Billiton was the apparent high bidder on 12 blocks in the Gulf of Mexico Lease Sale 248 and also signed an agreement with Statoil to acquire an interest in two blocks (GC 436 and GC 480) in the Gulf of Mexico. Regulatory approval was granted during the September 2016 quarter for the Lease Exchange Agreement with Chevron for 61 blocks and the Sale and Purchase Agreement with ConocoPhillips for 26 blocks executed during the June 2016 quarter. In Australia, the WA-475-P permit was cancelled per the Offshore Petroleum and Greenhouse Gas Storage Act 2006 and BHP Billiton entered into a Good Standing Agreement with the Joint Authority(2). In South Africa, blocks 3B/4B expired.

The Group announced positive drilling results at the Caicos exploration well in the Gulf of Mexico, with oil encountered in multiple horizons. The next step will be drilling the Wildling well in November 2016 to further appraise the area.

Petroleum exploration expenditure for the September 2016 quarter was US$231 million, of which US$55 million was expensed. A US$700 million exploration program is planned for the 2017 financial year, largely focused on drilling activities in the Gulf of Mexico and Trinidad and Tobago.

BHP Billiton Operational Review for the quarter ended 30 September 2016	4

Copper

Production

	Sep Q16	Sep Q16 vs Sep Q15	Sep Q16 vs Jun Q16
Copper (kt)	355	(6%)	(14%)
Zinc (t)	15,367	(25%)	137%
Uranium oxide concentrate (t)	916	(22%)	5%

Copper – Total copper production for the September 2016 quarter decreased by six per cent to 355 kt. Guidance for the 2017 financial year remains unchanged at 1.66 Mt, subject to the review of Olympic Dam copper production guidance noted below.

Escondida copper production for the September 2016 quarter decreased by six per cent to 218 kt reflecting lower grade, as expected. Copper production decreased by 19 per cent from the June 2016 quarter and reflected lower grade, water availability and planned maintenance during the period. Production guidance for Escondida remains unchanged at approximately 1,070 kt, with volumes weighted to the second half of the 2017 financial year. The commissioning of the Escondida Water Supply project and the ramp-up of the Los Colorados Extension project late in the 2017 financial year, will enable full utilisation of three concentrators during the 2018 financial year.

Pampa Norte copper production for the September 2016 quarter increased by nine per cent to 62 kt supported by improved recoveries at Cerro Colorado. The ramp-up of the Spence Recovery Optimisation (SRO) project is progressing to plan and is expected to support an annualised production run rate of 200 ktpa late in the December 2016 quarter following planned maintenance being brought forward from February 2017. On 27 August 2016, processing at the Cerro Colorado Ore Handling Plant 2 was suspended following the failure of a transfer chute which is expected to take approximately two months to repair, further reducing production in the December 2016 quarter. Despite this, Pampa Norte copper production guidance for the 2017 financial year remains unchanged and is expected to be higher than the prior year supported by the completion of the SRO project and a strong second half.

Olympic Dam copper production for the September 2016 quarter decreased by 26 per cent to 41 kt, following planned maintenance and a state-wide power outage which commenced on 28 September 2016. The power outage and resultant shutdown at Olympic Dam demonstrates the necessity for secure and stable electricity supply in South Australia and across Australia. Power has safely been restored at Olympic Dam and operations are in the process of recommencing and expected to be fully ramped-up in the December 2016 quarter. Guidance for the 2017 financial year of approximately 200 kt is under review following the power outage.

Antamina copper production for the September 2016 quarter was broadly flat at 34 kt. Guidance for the 2017 financial year remains unchanged at 130 kt, as mining progresses through a zinc rich ore zone consistent with the mine plan. Zinc production is expected to increase from 55 kt to approximately 90 kt in the 2017 financial year.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 96% complete.

BHP Billiton Operational Review for the quarter ended 30 September 2016	5

Iron Ore

Production

	Sep Q16	Sep Q16 vs Sep Q15	Sep Q16 vs Jun Q16
Iron ore(i) (kt)	57,587	0%	4%

(i)	Represents Western Australia Iron Ore (WAIO). Excludes production from Samarco.

Iron ore – Total iron ore production for the September 2016 quarter was unchanged at 58 Mt on a BHP Billiton share basis, or 67 Mt on a 100 per cent basis. Guidance for the 2017 financial year remains unchanged at between 228 and 237 Mt on a BHP Billiton share basis, or between 265 and 275 Mt on a 100 per cent basis, with volumes weighted to the last three quarters of the year.

WAIO production for the September 2016 quarter was flat as the ramp-up of additional capacity at Jimblebar offset lower volumes at Yandi. The 24 month rail renewal and maintenance program, which will support the integrated supply chain’s long-term reliability, is progressing on schedule. Completion of rail renewal works near Newman underpinned a four per cent increase in volumes from the June 2016 quarter.

The installation of the new primary crusher and additional conveying capacity at Jimblebar is expected to be completed in the December 2016 quarter, with all associated spend included within WAIO’s long-term average annual sustaining capital expenditure of approximately US$4 per tonne.

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015. During the September 2016 quarter 12 kt of pellet feed was sold, with additional sales expected in the December 2016 quarter.

BHP Billiton Operational Review for the quarter ended 30 September 2016	6

Coal

Production

	Sep Q16	Sep Q16 vs Sep Q15	Sep Q16 vs Jun Q16
Metallurgical coal(i) (kt)	10,529	1%	(9%)
Energy coal(ii) (kt)	6,880	(4%)	9%

(i)	Represents Queensland Coal. Excludes production from Haju following the IndoMet Coal divestment (2017 financial year: 102 kt).
(ii)	Excludes production from New Mexico assets following completion of the divestments (2017 financial year: 451 kt).

Metallurgical coal – Metallurgical coal production for the September 2016 quarter increased by one per cent to 11 Mt. Guidance for the 2017 financial year remains unchanged at 44 Mt.

Queensland Coal production was broadly unchanged for the September 2016 quarter. Increased wash-plant and truck utilisation across all mines offset the completion of longwall mining at Crinum in the December 2015 quarter, adverse weather conditions, the planned longwall move at Broadmeadow and wash-plant shutdown at Saraji, and lower yield at South Walker Creek.

On 14 October 2016, the sale of the Group’s 75 per cent interest in IndoMet Coal to its equity partner PT Alam Tri Abadi (Adaro) was completed.

Energy coal – Energy coal production for the September 2016 quarter decreased by four per cent to 7 Mt. Guidance for the 2017 financial year remains unchanged at 30 Mt.

New South Wales Energy Coal production declined by 15 per cent due to the impact of heavy rainfall and rescheduling of the mine plan based on individual pit economics. This partially offset a 16 per cent increase in volumes at Cerrejón compared to the September 2015 quarter which was constrained by drought conditions.

Subsequent to the completion of the divestment of Navajo Coal to Navajo Transitional Energy Company on 29 July 2016, no further production will be reported by BHP Billiton. BHP Billiton will continue to manage Navajo Coal in accordance with the Mine Management Agreement until 31 December 2016.

Following the Group’s agreement with the New South Wales Government in August 2016 to cancel the exploration licence and cease progression of the Caroona Coal project, proceeds of A$220 million have been received.

BHP Billiton Operational Review for the quarter ended 30 September 2016	7

Other

Nickel production

	Sep Q16	Sep Q16 vs Sep Q15	Sep Q16 vs Jun Q16
Nickel (kt)	18.8	(15%)	(20%)

Nickel – Nickel West production for the September 2016 quarter decreased to 19 kt of nickel as in-process nickel matte stocks were replenished within the integrated production chain. Nickel production is still expected to increase by approximately 10 per cent in the 2017 financial year, with higher grade ore at Mt Keith and a ramp-up in mining at Leinster supporting higher utilisation rates at the Kalgoorlie smelter and Kwinana refinery.

Potash project

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 63% complete and within the approved budget. Shaft excavation is progressing.

Minerals exploration

Minerals exploration expenditure for the September 2016 quarter was US$34 million, of which US$34 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru, Canada, South-West United States and the Stuart Shelf in Australia.

Variance analysis relates to the relative performance of BHP Billiton and/or its operations during the September 2016 quarter compared with the September 2015 quarter, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis.

The following footnotes apply to this Operational Review:

(1)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal assets.
(2)	In lieu of the drilling commitment for WA-475-P, consistent with Good Standing Agreement guidelines, we have committed to contributing A$10.47 million towards either a regional study, re-released acreage or sole-bid prime acreage.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Billiton Operational Review for the quarter ended 30 September 2016	8

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BHP Billiton Operational Review for the quarter ended 30 September 2016	9

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	SEP 2015	DEC 2015	MAR 2016	JUN 2016	SEP 2016	SEP 2016	SEP 2015

Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		13,453	12,805	12,454	9,469	8,288	8,288	13,453
Conventional		17,259	16,976	16,727	16,896	15,959	15,959	17,259

Total		30,712	29,781	29,181	26,365	24,247	24,247	30,712

Natural gas (bcf)
Onshore US		98.2	94.4	89.9	82.0	73.9	73.9	98.2
Conventional		104.6	88.4	91.5	95.7	107.8	107.8	104.6

Total		202.8	182.8	181.4	177.7	181.7	181.7	202.8

Total petroleum production (MMboe)		64.5	60.2	59.4	56.0	54.5	54.5	64.5

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	159.6	131.7	174.9	182.7	147.0	147.0	159.6
Antamina	33.8%	35.1	37.2	35.4	38.7	34.1	34.1	35.1

Total		194.7	168.9	210.3	221.4	181.1	181.1	194.7

Cathode (kt)
Escondida (3)	57.5%	70.9	89.3	84.8	85.3	70.5	70.5	70.9
Pampa Norte (4)	100%	56.8	69.0	59.8	65.8	62.1	62.1	56.8
Olympic Dam	100%	54.9	57.4	49.8	40.7	40.9	40.9	54.9

Total		182.6	215.7	194.4	191.8	173.5	173.5	182.6

Total copper		377.3	384.6	404.7	413.2	354.6	354.6	377.3

Lead
Payable metal in concentrate (t)
Antamina	33.8%	857	1,024	1,193	645	1,146	1,146	857

Total		857	1,024	1,193	645	1,146	1,146	857

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	20,597	16,454	11,913	6,474	15,367	15,367	20,597

Total		20,597	16,454	11,913	6,474	15,367	15,367	20,597

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	23,805	17,889	31,408	35,894	27,561	27,561	23,805
Olympic Dam (refined gold)	100%	29,349	39,299	29,028	20,010	24,366	24,366	29,349

Total		53,154	57,188	60,436	55,904	51,927	51,927	53,154

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,181	962	1,544	1,874	1,229	1,229	1,181
Antamina	33.8%	1,766	1,636	1,751	1,558	1,345	1,345	1,766
Olympic Dam (refined silver)	100%	246	265	174	232	163	163	246

Total		3,193	2,863	3,469	3,664	2,736	2,736	3,193

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	1,174	1,352	961	876	916	916	1,174

Total		1,174	1,352	961	876	916	916	1,174

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	92	232	227	562	561	561	92

Total		92	232	227	562	561	561	92

BHP Billiton Operational Review for the quarter ended 30 September 2016	10

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	SEP 2015	DEC 2015	MAR 2016	JUN 2016	SEP 2016	SEP 2016	SEP 2015

Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	18,006	17,003	15,817	15,115	18,008	18,008	18,006
Area C Joint Venture	85%	12,163	11,723	11,002	11,911	12,384	12,384	12,163
Yandi Joint Venture	85%	16,886	15,960	16,204	18,325	15,729	15,729	16,886
Jimblebar (6)	85%	3,262	4,852	5,472	5,304	6,057	6,057	3,262
Wheelarra	85%	7,259	5,757	4,562	4,971	5,409	5,409	7,259
Samarco	50%	3,739	1,665	—	—	—	—	3,739

Total		61,315	56,960	53,057	55,626	57,587	57,587	61,315

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	8,087	8,207	7,894	9,225	8,384	8,384	8,087
BHP Billiton Mitsui Coal (8)	80%	2,347	2,191	2,015	2,345	2,145	2,145	2,347
Haju (9)	75%	15	87	167	260	102	102	15

Total		10,449	10,485	10,076	11,830	10,631	10,631	10,449

Energy coal
Production (kt)
USA	100%	2,676	2,632	1,112	632	451	451	2,676
Australia	100%	4,644	4,277	4,189	3,991	3,952	3,952	4,644
Colombia	33.3%	2,527	2,628	2,610	2,329	2,928	2,928	2,527

Total		9,847	9,537	7,911	6,952	7,331	7,331	9,847

Other
Nickel
Saleable production (kt)
Nickel West	100%	22.1	15.2	20.0	23.4	18.8	18.8	22.1

Total		22.1	15.2	20.0	23.4	18.8	18.8	22.1

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP Billiton interest in saleable production is 75%.

BHP Billiton Operational Review for the quarter ended 30 September 2016	11

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2015	DEC 2015	MAR 2016	JUN 2016	SEP 2016	SEP 2016	SEP 2015

Petroleum (1)

Bass Strait
Crude oil and condensate	(Mboe)	1,877	1,390	1,813	1,745	1,922	1,922	1,877
NGL	(Mboe)	2,091	1,307	1,455	1,831	2,102	2,102	2,091
Natural gas	(bcf)	38.7	23.9	30.3	38.1	41.9	41.9	38.7

Total petroleum products	(MMboe)	10.4	6.7	8.3	9.9	11.0	11.0	10.4

North West Shelf
Crude oil and condensate	(Mboe)	1,362	1,423	1,124	925	1,486	1,486	1,362
NGL	(Mboe)	227	235	259	241	292	292	227
Natural gas	(bcf)	33.9	34.9	33.8	27.6	38.7	38.7	33.9

Total petroleum products	(MMboe)	7.2	7.5	7.0	5.8	8.2	8.2	7.2

Pyrenees
Crude oil and condensate	(Mboe)	2,096	2,331	2,093	2,097	1,676	1,676	2,096

Total petroleum products	(MMboe)	2.1	2.3	2.1	2.1	1.7	1.7	2.1

Other Australia (2)
Crude oil and condensate	(Mboe)	13	9	8	9	10	10	13
Natural gas	(bcf)	16.6	14.4	16.2	17.2	17.5	17.5	16.6

Total petroleum products	(MMboe)	2.8	2.4	2.7	2.9	2.9	2.9	2.8

Atlantis (3)
Crude oil and condensate	(Mboe)	3,637	4,257	4,056	4,058	3,054	3,054	3,637
NGL	(Mboe)	231	278	270	269	208	208	231
Natural gas	(bcf)	1.6	2.0	1.9	1.9	1.5	1.5	1.6

Total petroleum products	(MMboe)	4.1	4.9	4.6	4.6	3.5	3.5	4.1

Mad Dog (3)
Crude oil and condensate	(Mboe)	588	648	880	1,134	950	950	588
NGL	(Mboe)	23	41	41	52	36	36	23
Natural gas	(bcf)	0.1	0.1	0.1	0.2	0.1	0.1	0.1

Total petroleum products	(MMboe)	0.6	0.7	0.9	1.2	1.0	1.0	0.6

Shenzi (3)
Crude oil and condensate	(Mboe)	3,277	3,185	3,094	2,813	2,632	2,632	3,277
NGL	(Mboe)	236	269	206	192	94	94	236
Natural gas	(bcf)	0.7	0.8	0.6	0.6	0.5	0.5	0.7

Total petroleum products	(MMboe)	3.6	3.6	3.4	3.1	2.8	2.8	3.6

Eagle Ford (4)
Crude oil and condensate	(Mboe)	7,700	7,156	7,018	4,949	3,871	3,871	7,700
NGL	(Mboe)	3,799	3,806	3,649	2,717	2,268	2,268	3,799
Natural gas	(bcf)	25.8	25.4	25.1	19.5	16.5	16.5	25.8

Total petroleum products	(MMboe)	15.8	15.2	14.9	10.9	8.9	8.9	15.8

Permian (4)
Crude oil and condensate	(Mboe)	1,481	1,354	1,499	1,410	1,415	1,415	1,481
NGL	(Mboe)	473	488	288	393	734	734	473
Natural gas	(bcf)	3.9	3.4	2.4	4.9	4.4	4.4	3.9

Total petroleum products	(MMboe)	2.6	2.4	2.2	2.6	2.9	2.9	2.6

Haynesville (4)
Crude oil and condensate	(Mboe)	—	1	—	—	—	—	—
Natural gas	(bcf)	36.4	34.7	34.4	31.1	28.2	28.2	36.4

Total petroleum products	(MMboe)	6.1	5.8	5.7	5.2	4.7	4.7	6.1

Fayetteville (4)
Natural gas	(bcf)	32.1	30.9	28.0	26.5	24.8	24.8	32.1

Total petroleum products	(MMboe)	5.4	5.2	4.7	4.4	4.1	4.1	5.4

BHP Billiton Operational Review for the quarter ended 30 September 2016	12

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2015	DEC 2015	MAR 2016	JUN 2016	SEP 2016	SEP 2016	SEP 2015

Petroleum (1) (continued)

Trinidad/Tobago
Crude oil and condensate	(Mboe)	242	185	120	162	140	140	242
Natural gas	(bcf)	7.6	7.4	7.4	8.6	6.4	6.4	7.6

Total petroleum products	(MMboe)	1.5	1.4	1.4	1.6	1.2	1.2	1.5

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	361	360	334	308	275	275	361
NGL	(Mboe)	12	16	12	10	1	1	12
Natural gas	(bcf)	0.2	0.2	0.2	0.2	0.1	0.1	0.2

Total petroleum products	(MMboe)	0.4	0.4	0.4	0.4	0.3	0.3	0.4

UK
Crude oil and condensate	(Mboe)	59	74	65	76	69	69	59
NGL	(Mboe)	(4)	27	10	10	22	22	(4)
Natural gas	(bcf)	1.0	1.0	1.0	1.3	1.1	1.1	1.0

Total petroleum products	(MMboe)	0.2	0.3	0.2	0.3	0.3	0.3	0.2

Algeria
Crude oil and condensate	(Mboe)	916	922	887	964	990	990	916

Total petroleum products	(MMboe)	0.9	0.9	0.9	1.0	1.0	1.0	0.9

Pakistan (6)
Crude oil and condensate	(Mboe)	23	19	—	—	—	—	23
Natural gas	(bcf)	4.2	3.7	—	—	—	—	4.2

Total petroleum products	(MMboe)	0.7	0.6	—	—	—	—	0.7

Total petroleum products
Crude oil and condensate
Onshore US	(Mboe)	9,181	8,511	8,517	6,359	5,286	5,286	9,181
Conventional (7)	(Mboe)	14,443	14,803	14,474	14,291	13,204	13,204	14,443

Total	(Mboe)	23,624	23,314	22,991	20,650	18,490	18,490	23,624

NGL
Onshore US	(Mboe)	4,272	4,294	3,937	3,110	3,002	3,002	4,272
Conventional	(Mboe)	2,816	2,173	2,253	2,605	2,755	2,755	2,816

Total	(Mboe)	7,088	6,467	6,190	5,715	5,757	5,757	7,088

Natural gas
Onshore US	(bcf)	98.2	94.4	89.9	82.0	73.9	73.9	98.2
Conventional	(bcf)	104.6	88.4	91.5	95.7	107.8	107.8	104.6

Total	(bcf)	202.8	182.8	181.4	177.7	181.7	181.7	202.8

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.
(2)	Other Australia includes Minerva and Macedon.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	Onshore US volumes are net of mineral holder royalties.
(5)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(6)	BHP Billiton completed the sale of the Pakistan gas business on 31 December 2015.
(7)	September 2015 includes (8) Mboe for the finalisation adjustment following the cessation of production at Stybarrow on 26 June 2015.

BHP Billiton Operational Review for the quarter ended 30 September 2016	13

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2015	DEC 2015	MAR 2016	JUN 2016	SEP 2016	SEP 2016	SEP 2015

Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	110,067	109,200	105,970	108,037	106,504	106,504	110,067
Sulphide ore milled	(kt)	22,820	18,076	21,188	22,905	20,787	20,787	22,820
Average copper grade	(%)	1.00%	0.99%	0.99%	0.94%	0.87%	0.87%	1.00%
Production ex mill	(kt)	169.7	142.8	175.8	181.7	153.2	153.2	169.7

Production
Payable copper	(kt)	159.6	131.7	174.9	182.7	147.0	147.0	159.6
Copper cathode (EW)	(kt)	70.9	89.3	84.8	85.3	70.5	70.5	70.9
Payable gold concentrate	(troy oz)	23,805	17,889	31,408	35,894	27,561	27,561	23,805
Payable silver concentrate	(troy koz)	1,181	962	1,544	1,874	1,229	1,229	1,181

Sales
Payable copper	(kt)	157.6	123.8	181.7	186.6	134.9	134.9	157.6
Copper cathode (EW)	(kt)	63.8	101.1	80.3	83.8	65.6	65.6	63.8
Payable gold concentrate	(troy oz)	23,805	17,889	31,408	35,894	27,561	27,561	23,805
Payable silver concentrate	(troy koz)	1,181	962	1,544	1,874	1,229	1,229	1,181

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	13,870	14,930	12,415	12,453	13,011	13,011	13,870
Ore milled	(kt)	4,703	4,856	4,012	4,375	3,241	3,241	4,703
Average copper grade	(%)	0.64%	0.82%	0.84%	0.80%	0.68%	0.68%	0.64%

Production
Copper cathode (EW)	(kt)	13.7	18.8	20.0	24.8	17.1	17.1	13.7

Sales
Copper cathode (EW)	(kt)	13.0	19.7	18.6	25.2	16.4	16.4	13.0

Spence
Material mined	(kt)	22,922	21,593	22,549	21,124	23,638	23,638	22,922
Ore milled	(kt)	4,919	5,146	4,355	4,836	4,713	4,713	4,919
Average copper grade	(%)	1.41%	1.30%	1.39%	1.22%	1.17%	1.17%	1.41%

Production
Copper cathode (EW)	(kt)	43.1	50.2	39.8	41.0	45.0	45.0	43.1

Sales
Copper cathode (EW)	(kt)	38.2	56.1	38.4	40.9	41.2	41.2	38.2

BHP Billiton Operational Review for the quarter ended 30 September 2016	14

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP 2015	DEC 2015	MAR 2016	JUN 2016	SEP 2016	SEP 2016	SEP 2015

Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	56,793	52,130	55,183	62,793	65,111	65,111	56,793
Sulphide ore milled (100%)	(kt)	14,300	14,184	12,414	14,711	13,522	13,522	14,300
Average head grades
- Copper	(%)	0.88%	0.92%	1.02%	0.90%	0.84%	0.84%	0.88%
- Zinc	(%)	0.79%	0.55%	0.54%	0.33%	0.60%	0.60%	0.79%

Production
Payable copper	(kt)	35.1	37.2	35.4	38.7	34.1	34.1	35.1
Payable zinc	(t)	20,597	16,454	11,913	6,474	15,367	15,367	20,597
Payable silver	(troy koz)	1,766	1,636	1,751	1,558	1,345	1,345	1,766
Payable lead	(t)	857	1,024	1,193	645	1,146	1,146	857
Payable molybdenum	(t)	92	232	227	562	561	561	92

Sales
Payable copper	(kt)	30.8	42.9	29.3	42.4	32.8	32.8	30.8
Payable zinc	(t)	18,747	20,423	12,097	3,035	16,043	16,043	18,747
Payable silver	(troy koz)	1,522	2,048	1,331	2,055	1,277	1,277	1,522
Payable lead	(t)	266	1,056	1,073	1,108	767	767	266
Payable molybdenum	(t)	156	138	178	331	648	648	156

Olympic Dam, Australia
Material mined (1)	(kt)	2,357	2,372	2,210	1,993	2,204	2,204	2,357
Ore milled	(kt)	2,727	2,767	2,174	2,031	2,279	2,279	2,727
Average copper grade	(%)	1.64%	2.22%	2.01%	2.20%	1.97%	1.97%	1.64%
Average uranium grade	(kg/t)	0.60	0.62	0.61	0.59	0.60	0.60	0.60

Production
Copper cathode (ER and EW)	(kt)	54.9	57.4	49.8	40.7	40.9	40.9	54.9
Uranium oxide concentrate	(t)	1,174	1,352	961	876	916	916	1,174
Refined gold	(troy oz)	29,349	39,299	29,028	20,010	24,366	24,366	29,349
Refined silver	(troy koz)	246	265	174	232	163	163	246

Sales
Copper cathode (ER and EW)	(kt)	52.5	57.3	49.4	43.9	37.5	37.5	52.5
Uranium oxide concentrate	(t)	677	1,013	1,261	778	1,085	1,085	677
Refined gold	(troy oz)	25,598	39,168	32,052	22,134	21,901	21,901	25,598
Refined silver	(troy koz)	213	265	198	201	184	184	213

(1)	Material mined refers to run of mine ore mined and hoisted.

BHP Billiton Operational Review for the quarter ended 30 September 2016	15

PRODUCTION AND SALES REPORT

			QUARTER ENDED					YEAR TO DATE
			SEP 2015	DEC 2015	MAR 2016	JUN 2016	SEP 2016	SEP 2016	SEP 2015

Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt	)	18,006	17,003	15,817	15,115	18,008	18,008	18,006
Area C Joint Venture	(kt	)	12,163	11,723	11,002	11,911	12,384	12,384	12,163
Yandi Joint Venture	(kt	)	16,886	15,960	16,204	18,325	15,729	15,729	16,886
Jimblebar (1)	(kt	)	3,262	4,852	5,472	5,304	6,057	6,057	3,262
Wheelarra	(kt	)	7,259	5,757	4,562	4,971	5,409	5,409	7,259

Total production	(kt	)	57,576	55,295	53,057	55,626	57,587	57,587	57,576

Total production (100%)	(kt	)	67,161	64,197	61,454	64,508	66,681	66,681	67,161

Sales
Lump	(kt	)	14,003	13,886	13,380	13,054	14,156	14,156	14,003
Fines	(kt	)	43,587	40,917	40,078	42,673	42,278	42,278	43,587

Total	(kt	)	57,590	54,803	53,458	55,727	56,434	56,434	57,590

Total sales (100%)	(kt	)	67,177	63,625	61,927	64,617	65,368	65,368	67,177

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt	)	3,739	1,665	—	—	—	—	3,739

Sales	(kt	)	3,531	2,425	224	94	12	12	3,531

(1)	Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Billiton Operational Review for the quarter ended 30 September 2016	16

PRODUCTION AND SALES REPORT

			QUARTER ENDED					YEAR TO DATE
			SEP 2015	DEC 2015	MAR 2016	JUN 2016	SEP 2016	SEP 2016	SEP 2015

Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt	)	1,803	1,861	1,756	2,206	1,981	1,981	1,803
Goonyella	(kt	)	1,868	1,941	2,478	2,709	2,123	2,123	1,868
Peak Downs	(kt	)	1,164	1,323	1,159	1,385	1,520	1,520	1,164
Saraji	(kt	)	1,037	1,000	1,046	1,123	1,238	1,238	1,037
Gregory Joint Venture (2)	(kt	)	707	609	13	—	—	—	707
Daunia	(kt	)	698	616	626	684	646	646	698
Caval Ridge	(kt	)	810	857	816	1,118	876	876	810

Total BMA	(kt	)	8,087	8,207	7,894	9,225	8,384	8,384	8,087

BHP Billiton Mitsui Coal (3)
South Walker Creek	(kt	)	1,511	1,275	1,268	1,382	1,341	1,341	1,511
Poitrel	(kt	)	836	916	747	963	804	804	836

Total BHP Billiton Mitsui Coal	(kt	)	2,347	2,191	2,015	2,345	2,145	2,145	2,347

Total Queensland Coal	(kt	)	10,434	10,398	9,909	11,570	10,529	10,529	10,434

Sales
Coking coal	(kt	)	7,015	7,642	7,348	8,059	7,240	7,240	7,015
Weak coking coal	(kt	)	3,246	2,695	2,681	3,196	2,799	2,799	3,246
Thermal coal	(kt	)	86	290	241	310	206	206	86

Total	(kt	)	10,347	10,627	10,270	11,565	10,245	10,245	10,347

(1)    Production figures include some thermal coal.

(2)    Longwall mining at Crinum completed during the December 2015 quarter.

(3)    Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt	)	15	87	167	260	102	102	15

Sales - export	(kt	)	—	—	148	239	117	117	—

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 75%. BHP Billiton completed the sale of IndoMet Coal on 14 October 2016.

New Mexico, USA
Production
Navajo Coal (1)	(kt	)	1,270	1,403	694	632	451	451	1,270
San Juan Coal (2)	(kt	)	1,406	1,229	418	—	—	—	1,406

Total	(kt	)	2,676	2,632	1,112	632	451	451	2,676

Sales thermal coal - local utility			2,671	2,661	1,106	613	105	105	2,671

(1)    Subsequent to the completion of the divestment of Navajo Mine on 29 July 2016, no further production will be reported by BHP Billiton. BHP Billiton will continue to manage Navajo Coal in accordance with the Mine Management Agreement until 31 December 2016.

(2)    BHP Billiton completed the sale of San Juan Mine on 31 January 2016.

NSW Energy Coal, Australia
Production	(kt	)	4,644	4,277	4,189	3,991	3,952	3,952	4,644

Sales
Export thermal coal	(kt	)	4,130	5,081	3,410	3,993	3,640	3,640	4,130
Inland thermal coal	(kt	)	253	229	234	440	331	331	253

Total	(kt	)	4,383	5,310	3,644	4,433	3,971	3,971	4,383

Cerrejón, Colombia
Production	(kt	)	2,527	2,628	2,610	2,329	2,928	2,928	2,527

Sales thermal coal - export	(kt	)	2,853	2,565	2,339	2,844	2,905	2,905	2,853

BHP Billiton Operational Review for the quarter ended 30 September 2016	17

PRODUCTION AND SALES REPORT

			QUARTER ENDED					YEAR TO DATE
			SEP 2015	DEC 2015	MAR 2016	JUN 2016	SEP 2016	SEP 2016	SEP 2015
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt	)	0.7	0.2	0.3	0.3	0.3	0.3	0.7
Nickel contained in finished matte	(kt	)	5.0	2.6	2.8	5.8	1.8	1.8	5.0
Nickel metal	(kt	)	16.4	12.4	16.9	17.3	16.7	16.7	16.4

Total nickel production	(kt	)	22.1	15.2	20.0	23.4	18.8	18.8	22.1

Sales
Nickel contained in concentrate	(kt	)	0.7	0.2	0.3	0.3	0.3	0.3	0.7
Nickel contained in finished matte	(kt	)	4.2	3.7	2.7	5.9	1.8	1.8	4.2
Nickel metal	(kt	)	15.6	12.1	17.8	17.4	16.5	16.5	15.6

Total nickel sales	(kt	)	20.5	16.0	20.8	23.6	18.6	18.6	20.5

BHP Billiton Operational Review for the quarter ended 30 September 2016	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 19, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary